EXHIBIT C

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

SUPPLEMENTAL GUARANTOR INFORMATION

A group of TNCL subsidiaries presently guarantees the senior public indebtedness of the Group’s indirect wholly owned subsidiary, NAI. Supplemental condensed consolidating financial information (A-GAAP) of the Guarantors is presented on pages 43 through 48. This supplemental financial information should be read in conjunction with the Consolidated Financial Statements. In November 2000, the Group’s Revolving Credit Agreement was amended. Under the amended provisions, among other things, certain of the Group’s subsidiaries are excluded from being guarantors, the subsidiaries of FEG and any subsidiary which is subject to any restriction, contractual or otherwise, which would prohibit or restrict such subsidiary from becoming a guarantor and would otherwise be required to provide a guarantee under the Revolving Credit Agreement. A reconciliation of the Group’s results under A-GAAP to US-GAAP is presented in Note 10. There are no GAAP reconciling items for the “News America Incorporated” column presented on pages 43 through 48. For GAAP reconciling items related to “The News Corporation Limited” column, reference is made to Note 10. In accordance with SEC Rules and Regulations, the “Guarantor Wholly Owned Subsidiaries” column use the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Group’s consolidated results of operations, excluding certain intercompany eliminations. Accordingly, the Group believes there are no material differences between the reconciling items presented in Note 9 and the adjustments required to reconcile the results of the guarantor subsidiaries reflected in this column to US-GAAP. Therefore, the Group believes that a reconciliation of the supplemental guarantor information on the following pages to US-GAAP would not materially affect an investor’s assessment of the nature and sufficiency of the guarantees.

On June 27, 2003 NAI terminated the Revolving Credit Agreement and entered into a New Credit Agreement (See Note 14).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the six months to December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales Revenue	3	—	723	—	4,276	11,161	(812)	15,351	15,228
Operating expenses	107	—	620	8	3,772	9,330	(795)	13,042	13,014

Operating income (loss)	(104)	—	103	(8)	504	1,831	(17)	2,309	2,214

Net (loss) from associated entities	—	—	(156)	(2)	(208)	2	—	(364)	(917)
Net profit (loss) from subsidiary entities	3,840	725	3,745	1,311	—	—	(9,621)	—	—
Net borrowing costs	(1,460)	—	(245)	122	1,441	(290)	—	(432)	(432)
Dividend on exchangeable preferred securities	—	—	—	—	(46)	—	—	(46)	—
Gain on sale of subsidiary/associate shares	—	—	—	—	—	—	—	—	295
Other items before income tax	(38)	—	(379)	—	348	22	—	(47)	(154)

Profit (loss) from ordinary activities before income tax	2,238	725	3,068	1,423	2,039	1,565	(9,638)	1,420	1,006
Income tax (expense) benefit	—	—	(43)	—	(84)	(129)	(222)	(478)	(471)

Net profit (loss) from ordinary activities after tax	2,238	725	3,025	1,423	1,955	1,436	(9,860)	942	535
Net profit (loss) attributable to outside equity interest	—	—	—	—	—	(33)	(184)	(217)	(244)

Net profit (loss) attributable to members of the parent entity	2,238	725	3,025	1,423	1,955	1,403	(10,044)	725	291

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL PERFORMANCE

For the six months ended December 31, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Sales Revenues	5	—	610	—	4,285	10,742	(1,004)	14,638	14,522
Operating expenses	50	—	587	32	3,708	9,483	(885)	12,975	15,272

Operating income (loss)	(45)	—	23	(32)	577	1,259	(119)	1,663	(750)

Net income (loss) from associated entities	(76)	—	16	(3)	(400)	(125)	(638)	(1,226)	(1,776)
Net profit (loss) from subsidiary entities	2,325	(1,041)	1,967	1,498	—	—	(4,749)	—	—
Net borrowing costs	(1,760)	3	453	121	1,495	(387)	(450)	(525)	(525)
Dividend on exchangeable preferred securities	(58)	—	—	—	16	—	(5)	(47)	—
Other items before income tax	(102)	—	(1,390)	(72)	(7,095)	1,096	7,286	(277)	2,190

Profit (loss) from ordinary activities before income tax	284	(1,038)	1,069	1,512	(5,407)	1,843	1,325	(412)	(861)

Income tax (expense) benefit	—	—	(4)	—	(33)	(145)	(222)	(404)	(216)

Net profit (loss) from ordinary activities after tax	284	(1,038)	1,065	1,512	(5,440)	1,698	1,103	(816)	(1,077)
Net profit (loss) attributable to outside equity interest	—	—	—	—	—	(123)	(99)	(222)	(271)
Cumulative effect of accounting change, net of tax	—	—	—	—	—	—	—	—	(42)

Net profit (loss) attributable to members of the parent entity	284	(1,038)	1,065	1,512	(5,440)	1,575	1,004	(1,038)	(1,390)

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As of December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,351	8	1,418	28	259	399	—	5,463	5,463
Receivables	13	—	446	(89)	1,720	6,565	(658)	7,997	7,997
Inventories	—	—	77	—	681	1,802	(257)	2,303	2,303
Other	2	—	32	(1)	286	194	—	513	554

Total Current Assets	3,366	8	1,973	(62)	2,946	8,960	(915)	16,276	16,317

Investments
Investments in associated companies and Other investments	485	—	1,180	310	2,882	3,253	—	8,110	7,413
Intragroup investments	43,261	20,560	76,695	21,846	62,744	22,766	(247,872)	—	—

Total Investments	43,746	20,560	77,875	22,156	65,626	26,019	(247,872)	8,110	7,413

Property, plant and equipment	203	—	1,112	—	2,699	2,738	—	6,752	6,602

Other Non Current Assets
Intercompany	(38,273)	10,231	(10,869)	3,434	42,275	(6,798)	—	—	—
Goodwill	—	—	—	—	(3)	398	(3)	392	11,020
Publishing rights, titles and television licenses	264	—	1,221	64	9,722	25,444	(314)	36,401	20,452
Non-current receivables	90	—	102	153	45	1,430	(927)	893	893
Inventories	—	—	87	—	120	1,706	(812)	1,101	1,101
Filmed Entertainment costs, net	—	—	—	—	—	3,328	—	3,328	3,328
Other	150	—	262	—	148	85	—	645	1,301

Total Other Non Current Assets	(37,769)	10,231	(9,197)	3,651	52,307	25,593	(2,056)	42,760	38,095

TOTAL ASSETS	9,546	30,799	71,763	25,745	123,578	63,310	(250,843)	73,898	68,427

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	113	—	—	—	22	—	—	135	135
Other current liabilities	50	—	649	107	2,554	8,415	(1,967)	9,808	9,740

Total Current Liabilities	163	—	649	107	2,576	8,415	(1,967)	9,943	9,875
Non-current Liabilities
Interest bearing liabilities	13,611	—	—	—	4	—	—	13,615	13,615
Other non-current liabilities	929	—	1,059	(201)	559	5,515	(1,936)	5,925	11,233

Total Non-Current Liabilities excluding exchangeable preferred securities	14,540	—	1,059	(201)	563	5,515	(1,936)	19,540	24,848
Exchangeable Preferred Securities	—	—	—	—	1,693	—	—	1,693	—

Total Liabilities	14,703	—	1,708	(94)	4,832	13,930	(3,903)	31,176	34,723
Minority interest in subsidiaries, including exchangeable preferred securities	—	—	—	—	—	—	—	—	7,829
Stockholders’ Equity	(5,157)	30,799	70,055	25,839	118,746	49,380	(246,940)	42,722	25,875

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	9,546	30,799	71,763	25,745	123,578	63,310	(250,843)	73,898	68,427

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As of June 30, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
ASSETS
Current Assets
Cash	3,920	7	1,738	66	232	374	—	6,337	6,337
Receivables	25	—	344	18	1,339	4,684	(601)	5,809	5,809
Inventories	—	—	71	—	368	1,657	(161)	1,935	1,935
Other	6	—	28	19	232	281	—	566	598

Total Current Assets	3,951	7	2,181	103	2,171	6,996	(762)	14,647	14,679

Investments
Investments in associated companies and Other investments	544	—	2,213	104	2,614	3,112	—	8,587	8,004
Intra group investments	40,823	19,513	77,598	22,566	70,960	20,803	(252,263)	—	0

Total Investments	41,367	19,513	79,811	22,670	73,574	23,915	(252,263)	8,587	8,004

Property, plant and equipment	203	—	1,011	—	2,689	2,768	—	6,671	6,527

Other Non Current Assets
Intercompany	(37,181)	10,321	(11,297)	1,073	41,367	(4,283)	—	—	—
Goodwill	—	—	—	—	(4)	472	(13)	455	12,501
Publishing rights, titles and television licenses	321	—	862	66	6,458	24,826	2,815	35,348	17,956
Non-current receivables	85	—	101	147	297	426	(260)	796	796
Inventories	—	—	86	—	116	1,431	(635)	998	998
Filmed Entertainment costs, net	—	—	—	—	—	3,234	—	3,234	3,234
Other	155	—	274	1	155	120	—	705	1,142

Total Other Non Current Assets	(36,620)	10,321	(9,974)	1,287	48,389	26,226	1,907	41,536	36,627

TOTAL ASSETS	8,901	29,841	73,029	24,060	126,823	59,905	(251,118)	71,441	65,837

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	175	—	—	—	11	1,670	—	1,856	1,856
Other current liabilities	138	—	715	150	2,403	6,491	(748)	9,149	9,362

Total Current Liabilities	313	—	715	150	2,414	8,161	(748)	11,005	11,218
Non-current Liabilities
Interest bearing liabilities	13,581	—	—	—	4	—	—	13,585	13,585
Other non-current liabilities	752	—	1,043	(209)	705	5,592	(2,190)	5,693	10,787

Total Non-Current Liabilities excluding exchangeable preferred securities	14,333	—	1,043	(209)	709	5,592	(2,190)	19,278	24,372
Exchangeable Preferred Securities	—	—	—	—	1,690	—	—	1,690	—

Total Liabilities	14,646	—	1,758	(59)	4,813	13,753	(2,938)	31,973	35,590
Minority interest in subsidiaries, including exchangeable preferred securities	—	—	—	—	—	—	—	—	5,294
Stockholders’ Equity	(5,745)	29,841	71,271	24,119	122,010	46,152	(248,180)	39,468	24,953

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,901	29,841	73,029	24,060	126,823	59,905	(251,118)	71,441	65,837

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six months ended December 31, 2002

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non-Guarantor Wholly Owned Subsidiaries	Non-Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	2,238	725	3,025	1,423	1,955	1,403	(10,044)	725	291
Adjustment for non-cash and non-operating activities
Associated entity earning, net of dividends	—	—	151	2	106	3	—	262	815
Net profit (loss) from subsidiary entities	(3,840)	(725)	(3,745)	(1,311)	—	—	9,621	—	—
Depreciation and amortization	10	—	13	—	127	218	—	368	339
Amortization of cable distribution investments	—	—	—	—	—	—	—	—	113
Other items, net	38	—	413	(64)	(527)	—	286	146	(87)
Provisions	18	—	94	(38)	22	(47)	267	316	—
Change in assets and liabilities	1,018	—	34	(2,148)	(1,461)	1,391	(130)	(1,296)	(956)

Cash provided (used) by operating activity	(518)	—	(15)	(2,136)	222	2,968	—	521	515

Investing and other activity
Property, plant and equipment	(9)	—	(71)	—	(80)	(167)	—	(327)	(327)
Investments	(4)	—	(357)	(50)	(128)	(947)	—	(1,486)	(1,480)
Repayment of loan by associate	—	—	170	—	—	—	—	170	170
Proceeds from sale of non-current assets	35	—	9	—	28	23	—	95	95

Cash (used) provided in investing activity	22	—	(249)	(50)	(180)	(1,091)	—	(1,548)	(1,542)

Financing activity
Repayment of debt	(80)	—	—	—	(10)	(1,863)	—	(1,953)	(1,953)
Funding from related entities	—	98	(98)	—	—	—	—	—	—
Issuance of shares	—	15	—	2,152	—	—	—	2,167	2,167
Dividends paid	—	(112)	—	(4)	(12)	(5)	—	(133)	(133)
Leasing and other finance costs	—	—	—	—	(2)	—	—	(2)	(2)

Cash provided (used) by financing activity	(80)	1	(98)	2,148	(24)	(1,868)	—	79	79

Net increase (decrease) in cash	(576)	1	(362)	(38)	18	9	—	(948)	(948)
Opening cash balance	3,920	7	1,738	66	232	374	—	6,337	6,337
Exchange movement on opening cash balance	7	—	42	—	9	16	—	74	74

Closing cash balance	3,351	8	1,418	28	259	399	—	5,463	5,463

See notes to supplemental guarantor information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Supplemental Guarantor Information (Continued)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six months ended December 31, 2001

(A$ in millions)

	A-GAAP								US-GAAP
	News America Incorporated	The News Corporation Limited (1)	Guarantor Wholly Owned Subsidiaries (1)	Guarantor Non-Wholly Owned Subsidiaries	Non- Guarantor Wholly Owned Subsidiaries	Non- Guarantor Non-Wholly Owned Subsidiaries	Reclassifications and Eliminations (5)	The News Corporation Limited and Subsidiaries	The News Corporation Limited and Subsidiaries
Operating activity
Net profit (loss) attributable to members of the parent entity	284	(1,038)	1,065	1,512	(5,440)	1,575	1,004	(1,038)	(1,390)
Adjustment for non-cash and non-operating activities
Equity earnings, net of dividends	5		(7)	3	58	83	—	142	1,741
Net profit (loss) from subsidiary entities	(2,325)	1,041	(1,967)	(1,498)	—	—	4,749	—	—
Depreciation and amortization	1	—	13	—	144	218	—	376	703
Amortization of cable distribution investments	—	—	—	—	—	—	—	—	104
Net loss (gain) on sale of non-current assets	173	—	1,391	72	7,443	(898)	(6,586)	1,595	(2,122)
Provisions and other	(6)	5	(2)	—	(6)	(62)	160	89	—
Cumulative effect of accounting change	—	—	—	—	—	—	—	—	42
Change in related balance sheet accounts	2,659	(20)	(463)	(88)	(1,300)	(2,624)	606	(1,230)	787

Cash (used) provided by operating activity	791	(12)	30	1	899	(1,708)	(67)	(66)	(135)

Investing and other activity
Property, plant and equipment	(38)	—	(7)	—	(146)	(109)	—	(300)	(300)
Investments	(1,251)	—	(231)	—	(405)	(1,047)	—	(2,934)	(2,865)
Proceeds from sale of non-current assets	1,616	—	48	—	5	2,944	—	4,613	4,613

Cash used in investing activity	327	—	(190)	—	(546)	1,788	—	1,379	1,448

Financing activity
Repayment of debt	(622)	—	—	—	(30)	—	—	(652)	(652)
Issuance of shares	—	112	—	—	—	—	—	112	112
Dividends paid	—	(97)	—	—	(14)	(51)	—	(162)	(162)

Cash provided (used) by financing activity	(622)	15	—	—	(44)	(51)	—	(702)	(702)

Net increase (decrease) in cash	496	3	(160)	1	309	29	(67)	611	611
Opening cash balance	3,460	6	(1,202)	109	2,925	254	63	5,615	5,615
Exchange movement on opening cash balance	(10)		(54)		7 4	7	4	21	21

Closing cash balance	3,946	9	(1,416)	110	3,308	290	—	6,247	6,247

See notes to supplemental guarantor information

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Notes to Supplemental Guarantor Information

(1)	Guarantors consist of The News Corporation Limited (“TNCL”) and the following subsidiaries:

Wholly Owned Subsidiaries

FEG Holdings, Inc.	Subsidiary which owns 80.58% of Fox Entertainment Group, Inc. (“FEG”).

HarperCollins Publishers Inc.	Holding company for the U.S. book publication and distribution operations.

News Publishing Australia Limited	U.S. holding company. Owns an interest in News America Incorporated (“NAI”).

News America FSI, Inc.	Subsidiary which publishes free-standing inserts (“FSI”).

HarperCollins (UK)	Holding company for the UK and Australian book publication and distribution operations.

Newscorp Investments	UK holding company. Owns News International plc and News Finance Pty.

News International plc	Holding company for the UK operating divisions. Principal subsidiaries include News Group Newspapers Limited and Times Newspapers Limited, which publish national, daily and Sunday newspapers, and NDS group plc. Also owns Times Supplements Limited, which produces educational publications. Other major subsidiaries are principally involved in finance, including News Publishers Limited (92.3% owned). Owns an interest in NAI.

News Securities B.V. (Netherlands)	Group financing company.

News Limited	Holding company for Australian operations. Principal subsidiaries, The Herald and Weekly Times Limited and Nationwide News Pty. Limited, publish newspapers for both the suburban and/or city markets in most States of Australia. Owns 45.3% of Independent Newspapers Limited, a New Zealand based newspaper publisher. Owns 50% of the Adelaide Australia newspaper, Sunday Mail. Owns 20% of Computer Power Limited. Owns Festival Records Pty., a manufacturer and publisher of pre-recorded cassettes and compact discs.

THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

Non-Wholly Owned Subsidiary

Fox Entertainment Group, Inc.	Entertainment company whose assets include Twentieth Century Fox Film Corporation, Fox Broadcasting Company and Fox Television Stations, Inc.

(2)    In November 1998, FEG, a subsidiary of TNCL, issued 124.8 million shares of its Class A common stock in an initial public offering. As a result of this transaction, FEG has been classified in the “Guarantor Non-Wholly Owned Subsidiary” column and FEG’s subsidiaries have been included in the “Non-Guarantor Non-Wholly Owned Subsidiaries” column. In addition, TNCL has agreed to indemnify FEG from and against any liabilities it may incur pursuant to its guarantees. In November 2002, FEG sold 50 million shares of its Class A common stock pursuant to an underwritten public offering. The net proceeds received by FEG were approximately A$2.1 billion and were used to repay intercompany indebtedness. This offering reduced the Group’s equity ownership and voting percentage in FEG to 80.58% and 97%, respectively, and increased the outside equity interests in controlled entities. The shares issued in November 1998 and 2002 represent an equity interest of approximately 19.4%.

(3)    During the fiscal year ended June 30, 2001, TNCL’s Revolving Credit Agreement was amended to release certain operating subsidiaries of TNCL as guarantors and to exclude all subsidiaries of FEG and any subsidiary of TNCL which is subject to any restriction, contractual or otherwise, which would prohibit or restrict such subsidiary from becoming a guarantor. Correspondingly, under the terms of the various supplemental indentures governing TNCL’s public indebtedness, such subsidiaries have also been released or excluded. As a result, certain reclassifications have been made to the supplemental condensed combining financial information for all prior periods presented in order to accurately reflect the current guarantor structure under the amended Revolving Credit Agreement.

(4)    Investments in Group subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company’s investment account and earnings.

(5)    Certain reclassifications were made to conform the supplemental condensed consolidating financial information to the financial presentation of the Group. The principal elimination entries eliminate investments in subsidiaries and intercompany balances.

(6)    The guarantees of NAI’s senior public indebtedness constitute senior indebtedness of each of the guarantors thereto, including TNCL, and rank pari passu with all present and future senior indebtedness of such guarantors. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of TNCL and the guarantors of NAI’s senior public indebtedness, including TNCL, differ it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of TNCL and its subsidiaries.